SECURITIES & EXCHANGE COMMISSION
                      Washington, D.C. 20549
                      ______________________

                           SCHEDULE 13D*
                          (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)*

                 Transportacion Maritima Mexicana SA de CV
                            (Name of Issuer)

                      American Depository Receipts
                     (Title of Class of Securities)

                               893868208
                             (CUSIP Number)

                              Julia Oliver
         350 Park Avenue, 11th Fl., New York, NY 10022 (212) 755-9000
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                               October 16, 1998
           (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)



________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 893868208               13D                 Page 2 of 28 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                 EGS Associates, L.P.
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          WC
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         _________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              861,121
OWNED BY       _________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      _________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              861,121
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                              861,121
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                             6.0%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                             PN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 893868208                 13D               Page 3 of 28 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              EGS Partners, L.L.C.
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          AF
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,540,840
OWNED BY
________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,551,857
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,551,857
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                17.9%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 893868208                 13D               Page 4 of 28 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                  Bev Partners, L.P.
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          WC
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 376,322
OWNED BY
________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 376,322
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 376,322
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                .1%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 893868208                 13D               Page 5 of 28 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                     Jonas Partners, L.P.
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          WC
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 61,200
OWNED BY
________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 61,200
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 61,200
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0.1%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 893868208                 13D               Page 6 of 28 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 William Ehrman
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          AF
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,839,483
OWNED BY
________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,850,500
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,850,500
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                27.0%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 893868208                 13D               Page 7 of 28 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 Frederic Greenberg
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          AF
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,839,483
OWNED BY
________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,850,500
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,850,500
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                27.0%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 893868208                 13D               Page 8 of 28 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 Frederick Ketcher
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          AF
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                5000
SHARES
________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,839,483
OWNED BY
________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                5000
REPORTING
________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,850,500
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,855,500
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                27.1%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 893868208                 13D               Page 9 of 28 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 Jonas Gerstl
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          AF
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,839,483
OWNED BY
________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,850,500
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,850,500
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                27.0%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 893868208                 13D              Page 10 of 28 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 James McLaren
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          AF
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,839,483
OWNED BY
________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,850,500
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,850,500
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                27.0%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 893868208                 13D              Page 11 of 28 Pages

________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 William Lautman
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          AF
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,839,483
OWNED BY
________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,850,500
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,850,500
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                27.0%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 893868208               13D                Page 12 of 28 Pages
________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                 EGS Management, L.L.C.
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                          WC
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,298,643
OWNED BY
________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,298,643
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,298,643
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                9.1%
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 893868208                 13D              Page 13 of 28 Pages

Item 1.
     This Schedule 13D relates to the American Depository Receipts (the "ADRs") (each ADR representing one Series "L" share of common stock) (the "Shares")issued by Transportacion Maritima Mexicana SA de CV (the "Company"), whose principal executive office is located at Avenida de la Cuspide, No. 1755, Colonia Parques del Pedregal, 14010 Mexico, D.F.

                           *     *     *     *     *

Item 2.     Identity and Background.
Item 2 is hereby restated as follows:

     (a)  This statement is filed by:
          (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to Shares beneficially owned by it;
          (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to Shares beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as Shares held in other discretionary accounts managed by EGS Partners;
          (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to Shares beneficially owned by it;
          (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to Shares beneficially owned by it;
          (v) William Ehrman, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners;
          (vi) Frederic Greenberg, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners;
          (vii) Frederick Ketcher, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners;
          (viii) Jonas Gerstl, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners;
          (ix) James McLaren, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; and
          (x) William Lautman, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners.
          (xi) EGS Management, L.L.C. ("EGS Management") with respect to shares beneficially owned by EGS Associates, BEV Partners and Jonas Partners.

     The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     The members of EGS Partners and EGS Management, which serves as the general partner of EGS Associates, Bev Partners, and Jonas Partners, are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLaren and William Lautman (collectively, the "Managing
Members").



CUSIP No. 893868208                 13D              Page 14 of 28 Pages

     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, EGS Management, BEV Partners, Jonas Partners, EGS Management and each of the Managing Members is 350 Park Avenue, 11th Floor, New York, New York 10022 and (ii) EGS Overseas is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

     (c) The principal business of each of EGS Associates, EGS Overseas, BEV Partners and Jonas Partners is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts including EGS Overseas. The present principal occupations of the Managing Members are as the members of EGS Management, as members of EGS Partners, and as Managing Directors of EGS Securities Corp.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates and BEV Partners are
Delaware limited partnerships. Jonas Partners is a New York limited partnership. EGS Partners and EGS Management are Delaware limited liability companies. EGS Overseas is a British Virgin Islands corporation.

Item 3.     Source and Amount of Funds and Other Consideration.
Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the ADRs beneficially owned by EGS Associates, EGS Partners, (exclusive of ADRs beneficially owned by EGS Overseas), EGS Overseas, Bev Partners, Jonas Partners and EGS Management is approximately $5,588,675, $15,846,475, $12,705, $2,367,065, $313,956, and $8,269,696 respectively.

     Messrs. Ehrman, Greenberg, Gerstl, McLaren and Lautman currently own no Shares or ADRs.

     The ADRs purchased were purchased with the investment capital of the respective entities and with investment capital of each discretionary account under management of EGS Partners.



CUSIP No. 893868208                 13D              Page 15 of 28 Pages

     The ADRs beneficially owned by EGS Associates, EGS Partners, (excluding EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery Securities, L.L.C. and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the ADRs purchased. Non-margin accounts are maintained at Bankers Trust Company. Currently, the interest rate charged on such various margin accounts is approximately 8.25% per annum.

                           *     *     *     *     *

Item 5.     Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:

     (a) The approximate aggregate percentage of shares of ADRs reported beneficially owned by each person herein is based on 14,241,000 Shares outstanding, which is the total number of Shares outstanding as of December 31, 1998.

          As of the close of business on June 4, 1999:

          (i) EGS Associates owns beneficially 861,121 Shares, constituting approximately 6.0% of the Shares outstanding.

          (ii) EGS Partners owns directly no Shares. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 1,125,000 Shares, (constituting approximately 27.0% of the Shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 1,100 shares of Common Stock purchased for EGS Overseas (constituting approximately .01% of the Shares outstanding), which, when aggregated, total 3,850,500 shares of Common Stock, constituting approximately 27.0% of the Shares outstanding.

          (iii) Bev Partners owns beneficially 376,322 Shares, constituting approximately .01% of the Shares outstanding.

          (iv) Jonas Partners owns beneficially 61,200 Shares, constituting approximately 0.1% of the Shares outstanding.

          (v) Messrs. Ehrman, Greenberg, Gerstl, McLaren and Lautman own directly no Shares. Mr. Ketcher owns 5000 shares directly.

          The Reporting Persons' ownership reported herein is through ownership of related ADRs.



CUSIP No. 893868208                 13D              Page 16 of 28 Pages

          By reason of the provisions of Rule 13D-3 of the Act, each of EGS Management and the Managing Members may be deemed to own the 861,121 Shares beneficially owned by EGS Associates, the 3,850,500 Shares beneficially owned by EGS Partners, the 376,322 Shares beneficially owned by Bev Partners, and the 61,200 Shares beneficially owned by Jonas Partners. When the Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 3,850,500 Shares, constituting approximately 27.0% of the Shares outstanding.

          (vi) In the aggregate, the Reporting Persons beneficially own a total of 3,850,500 Shares, constituting approximately 27.0% of the Shares outstanding.

     (b) Each of EGS Associates, EGS Partners (with respect to Shares held by EGS Overseas and other discretionary accounts), Bev Partners, and Jonas Partners has the power to vote and to dispose of the Shares beneficially owned by it, which power may be exercised by the Managing Members. Over one such discretionary account, however, EGS Partners does not have voting authority. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

     (c) The trading dates, number of ADRs purchased or sold and price per share for all transactions in the ADRs from the sixtieth day prior to October 16, 1998 until June 4, 1998 by EGS Associates, Bev Partners, EGS Overseas and EGS Partners (other than with respect to EGS Associates, Bev Partners or Jonas Partners and EGS Overseas) are set forth in Schedules A, B, C and D respectively, and were all effected on the New York Stock Exchange. During such period, Jonas Partners and Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the ADRs.

     (d) No person other than each respective record owner of ADRs referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such ADRs.




CUSIP No. 893868208                 13D              Page 17 of 28 Pages

                                SIGNATURES
                                ----------
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 4, 1999

                            /s/ William Ehrman
                            --------------------------------
                            William Ehrman, individually, as managing
                            member of EGS Management, L.L.C., as
                            managing member of the general
                            partner of each of EGS ASSOCIATES, L.P., BEV
                            PARTNERS, L.P., JONAS PARTNERS, L.P., and as
                            member of EGS PARTNERS, L.L.C.

                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually.

                            /s/ Frederick Ketcher
                            --------------------------------
                            Frederick Ketcher, individually.

                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually.

                            /s/ James McLaren
                            --------------------------------
                            James McLaren, individually.

                            /s/ William Lautman
                            --------------------------------
                            William Lautman, individually.





                                                     Page 18 of 28 Pages


                                  Schedule A

                            EGS Associates, L.P.

                           Transactions in the ADRs

     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

    8/17/98                    4608                       6.81
    8/18/98                    3073                       6.62
    8/19/98                    3584                       6.38
    8/20/98                    3454                       6.40
    8/21/98                    4890                       6.37
    8/21/98                     307                       6.56
    8/24/98                    6400                       6.22
    8/25/98                    4750                       6.29
    8/26/98                    1862                       6.08
    8/26/98                    9523                       6.15
    8/27/98                    8115                       6.09
    8/28/98                    5069                       6.03
    8/31/98                    8218                       5.88
     9/1/98                    4699                       5.88
     9/3/98                    4495                       5.50
     9/8/98                    2820                       5.73
     9/9/98                    4575                       5.50
    9/10/98                    5506                       5.29
    9/11/98                    7953                       4.97
    9/14/98                    5151                       5.06
    9/14/98                    2362                       5.06
    9/24/98                    9682                       4.57
    9/25/98                    2022                       4.44
    9/28/98                    2687                       4.39
   10/15/98                    9177                       3.37
   10/16/98                    6400                       3.04
   10/16/98                    7168                       3.34
   12/30/98                   26600                       4.24
     1/7/99                   16500                       6.06
     1/8/99                   13000                       6.56
    1/11/99                    1000                       6.49




                                                     Page 19 of 28 Pages


                                  Schedule A

                            EGS Associates, L.P.

                           Transactions in the ADRs (cont.)


     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

    1/13/99                    4566                       5.71
    2/23/99                    3830                       6.28
    2/25/99                    4256                       6.14
    2/26/99                    3123                       6.07
     3/4/99                     798                       4.92
     3/5/99                    4464                       5.13
    3/16/99                    4870                       5.89
    3/18/99                    5431                       5.91
    3/22/99                    1462                       5.96
    3/23/99                    1915                       5.87
    3/24/99                    2820                       5.87
    3/29/99                    4600                       5.99
    3/30/99                    4300                       5.98
    3/31/99                    7800                       5.98
     4/6/99                    1533                       5.92
     4/7/99                    4797                       5.88
    4/12/99                    4500                       6.10
    4/13/99                    7300                       6.24
    4/15/99                    4934                       6.25
    4/16/99                    7749                       6.14
    4/19/99                    3192                       5.86
    4/20/99                    3644                       5.68
    4/21/99                    3112                       5.21




                                               Page 20 of 28 Pages


                                  Schedule B

                              BEV Partners, L.P.

                           Transactions in the ADRs


     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

    8/17/98                    1548                       6.81
    8/18/98                    1041                       6.62
    8/19/98                    1204                       6.38
    8/20/98                    1170                       6.40
    8/21/98                    1643                       6.37
    8/21/98                     103                       6.56
    8/24/98                    2150                       6.22
    8/25/98                    1608                       6.29
    8/26/98                     644                       6.08
    8/26/98                    3294                       6.15
    8/27/98                    2726                       6.09
    8/28/98                    1703                       6.03
    8/31/98                    2761                       5.88
     9/1/98                    1591                       5.88
     9/3/98                    1555                       5.50
     9/8/98                     975                       5.73
     9/9/98                    1582                       5.50
    9/10/98                    1904                       5.29
    9/11/98                    2751                       4.97
    9/14/98                    1766                       5.06
    9/14/98                     810                       5.06
    9/24/98                    3349                       4.57
    9/25/98                     699                       4.44
    9/28/98                     929                       4.39
   10/15/98                    3174                       3.37
   10/16/98                    2150                       3.04
   10/16/98                    2408                       3.34
    12/1/98                    5000                       5.31
   12/21/98                   17500                       4.35
   12/22/98                   13000                       4.17
   12/30/98                    9200                       4.24
     1/4/99                    5000                       5.33





                                                     Page 21 of 28 Pages


                                  Schedule B

                               Bev Partners, L.P.

                         Transactions in the ADRs (cont.)


     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

    1/13/99                    1534                       5.71
    1/20/99                    4000                       6.37
    2/23/99                    1325                       6.28
    2/25/99                    1472                       6.14
    2/26/99                    1049                       6.07
     3/4/99                     275                       4.92
     3/5/99                    1482                       5.13
     3/8/99                    8100                       5.20
    3/16/99                    1670                       5.89
    3/18/99                    1803                       5.91
    3/22/99                     506                       5.96
    3/23/99                     662                       5.87
    3/24/99                     975                       5.87
     4/5/99                    7400                       5.96
     4/6/99                     667                       5.92
     4/7/99                    1645                       5.88
     4/8/99                    3600                       5.95
    4/14/99                    5000                       6.24
    4/15/99                    2166                       6.25
    4/16/99                    2656                       6.14
    4/19/99                    1104                       5.86
    4/20/99                    1260                       5.68
    4/21/99                    1076                       5.21



                                                  Page 22 of 28 Pages


                               Schedule C

                         EGS Overseas Fund, Ltd.

                        Transactions in the ADRs


     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

   11/20/98                    1000                       5.46



                                                 Page 23 of 28 Pages


                                  Schedule D

                             EGS Partners, L.L.C.

                           Transactions in the ADRs

     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

    8/17/98                   11844                       6.81
    8/18/98                    7986                       6.62
    8/19/98                    9212                       6.38
    8/20/98                    8976                       6.40
    8/21/98                   13296                       6.38
    8/24/98                   16450                       6.22
    8/25/98                   12342                       6.29
    8/26/98                   22876                       6.15
    8/27/98                   20859                       6.09
    8/28/98                   13028                       6.03
    8/31/98                   21121                       5.88
     9/1/98                   12210                       5.88
     9/2/98                   37554                       5.77
     9/3/98                   10850                       5.50
     9/4/98                   17499                       5.59
     9/8/98                    6805                       5.73
     9/9/98                   11043                       5.50
    9/10/98                   13290                       5.29
    9/11/98                   19196                       4.97
    9/14/98                   18020                       5.06
    9/16/98                    4500                       5.02
    9/17/98                   13200                       4.96
    9/18/98                    6700                       4.98
    9/21/98                    3100                       5.01
    9/22/98                    4000                       4.93
    9/23/98                   10800                       4.93
    9/24/98                   23369                       4.57
    9/25/98                    4879                       4.44
    9/28/98                    6484                       4.39
    9/29/98                   30454                       4.24
    9/30/98                   31000                       4.21




                                                     Page 24 of 28 Pages


                                  Schedule D

                              EGS Partners, L.L.C.

                         Transactions in the ADRs (cont.)


     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

    10/1/98                   13000                       4.25
    10/2/98                   20700                       4.20
    10/5/98                   22200                       4.13
    10/6/98                   15100                       3.86
    10/7/98                   19600                       3.44
    10/8/98                   17200                       3.27
    10/9/98                   16300                       3.24
   10/12/98                   18100                       3.31
   10/13/98                   14200                       3.41
   10/14/98                   24200                       3.40
   10/15/98                   22149                       3.37
   10/16/98                   34874                       3.20
   10/19/98                    6000                       3.41
   10/20/98                    5000                       3.41
   10/21/98                    4000                       3.41
   10/22/98                    5200                       3.73
   10/23/98                    3500                       3.92
   10/26/98                    7200                       4.15
   10/27/98                    6000                       4.27
   10/28/98                    5000                       4.27
   10/29/98                    6500                       4.28
   10/30/98                    6000                       4.45
    11/3/98                    7400                       4.90
    11/4/98                    4500                       4.84
    11/5/98                   12000                       4.83
    11/6/98                   10000                       5.04
    11/9/98                    5000                       5.11
   11/10/98                    9700                       5.12
   11/11/98                   11400                       5.10
   11/12/98                    3800                       5.03




                                                     Page 25 of 28 Pages


                                  Schedule D

                              EGS Partners, L.L.C.

                        Transactions in the ADRs (cont.)


     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

   11/13/98                    2500                       5.18
   11/16/98                    5600                       5.15
   11/17/98                   14300                       5.10
   11/18/98                    2000                       5.11
   11/19/98                    4700                       5.21
   11/20/98                    2000                       5.46
   11/23/98                    6200                       5.73
   11/24/98                    5500                       5.48
   11/25/98                    7200                       5.49
   11/27/98                    2000                       5.61
   11/30/98                   12900                       5.48
    12/1/98                   14500                       5.31
    12/2/98                   16000                       5.27
    12/3/98                    9200                       5.05
    12/4/98                    9900                       5.05
    12/7/98                    7000                       5.17
    12/9/98                    5500                       5.16
   12/10/98                    5500                       5.18
   12/11/98                    6000                       5.17
   12/14/98                    5500                       5.22
   12/15/98                    6900                       5.17
   12/16/98                    5200                       5.15
   12/17/98                    4200                       4.97
   12/18/98                    8500                       4.58
   12/23/98                   10000                       3.94
   12/30/98                   64200                       4.24
     1/5/99                    9000                       5.53
     1/6/99                    8300                       5.85
    1/11/99                    1500                       6.45
    1/12/99                   13300                       6.17
    1/14/99                    8200                       5.97
    1/15/99                    9200                       6.03




                                                     Page 26 of 28 Pages


                                  Schedule D

                              EGS Partners, L.L.C.

                       Transactions in the ADRs (cont.)


     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

    1/21/99                    9000                       6.43
    1/22/99                    4400                       6.42
    1/25/99                    5000                       6.49
    1/26/99                    1600                       6.49
    1/27/99                    9000                       6.64
    1/28/99                    9300                       6.84
    1/29/99                    7600                       6.73
     2/1/99                    2300                       6.91
     2/2/99                    5200                       7.02
     2/3/99                    6500                       6.97
     2/4/99                    5000                       7.15
     2/5/99                    3700                       7.00
     2/8/99                    4000                       7.01
    2/10/99                    3200                       6.53
    2/11/99                    4000                       6.72
    2/12/99                    3000                       6.69
    2/16/99                   11000                       6.51
    2/17/99                    7800                       6.35
    2/18/99                    7000                       6.34
    2/22/99                    8000                       6.65
    2/23/99                    9245                       6.28
    2/24/99                    2600                       6.32
    2/25/99                   10272                       6.14
    2/26/99                      37                       6.07
    2/26/99                    7991                       6.07
     3/1/99                    4700                       5.97
     3/2/99                    7500                       5.89
     3/3/99                   19200                       5.53
     3/4/99                      10                       4.92
     3/4/99                    1917                       4.91
     3/5/99                      54                       5.13
     3/9/99                    2400                       5.38




                                                     Page 27 of 28 Pages


                                  Schedule D

                              EGS Partners, L.L.C.

                       Transactions in the ADRs (cont.)


     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

    3/10/99                    3000                       5.59
    3/11/99                    1000                       5.86
    3/12/99                    2700                       5.98
    3/15/99                    5800                       5.86
    3/16/99                      60                       5.89
    3/17/99                    2600                       5.86
    3/18/99                      66                       5.91
    3/19/99                    1000                       6.05
    3/22/99                    3532                       5.96
    3/23/99                    4623                       5.86
    3/24/99                    6805                       5.87
    3/25/99                    9273                       5.89
    3/26/99                    4500                       5.95
     4/1/99                    7600                       5.99
     4/7/99                    5658                       6.00
     4/9/99                    3358                       6.08
    4/16/99                    3395                       6.08
    4/19/99                    7704                       5.86
    4/20/99                    8796                       5.68
    4/21/99                    7512                       5.21
    4/23/99                    2500                       5.43
    4/26/99                    2600                       5.68
    4/27/99                    1000                       5.80
    4/28/99                    1000                       5.86
    4/30/99                    2000                       5.86
    5/17/99                    1900                       5.25
    5/18/99                    3800                       5.41
    5/19/99                    4000                       5.37
    5/20/99                    4000                       5.43
    5/21/99                    6500                       5.44
    5/24/99                    2500                       5.35
    5/25/99                    3000                       5.18




                                                     Page 28 of 28 Pages


                                  Schedule D

                              EGS Partners, L.L.C.

                       Transactions in the ADRs (cont.)


     Date of        Number of Shares Purchased /     Price Per Share
   Transaction                (Sold)             (including Commissions,
                                                           if any)
   -----------      ---------------------------  -----------------------

    5/26/99                    3500                       5.12
    5/27/99                    3000                       5.13
    5/28/99                    4000                       5.05
     6/1/99                    1800                       5.23
     6/2/99                    4100                       5.21
     6/3/99                    1700                       5.20
     6/4/99                    1300                       5.23






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